

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
7353 Company Drive
Indianapolis, Indiana 46237

> **Re: Apria, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 4, 2021**
> **CIK No. 0001735803**

Dear Mr. Starck:

We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Use of Proceeds, page 58

1. We note that with this amendment the company will offer shares for sale, in addition to the shares to be sold by current shareholders. As it appears there is no specific plan for your use of proceeds, please revise the disclosure here to discuss the principal reasons for the offering and add a risk factor concerning the lack of a specific plan. Please refer to Item 504 of Regulation S-K.

You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edgar Lewandowski, Esq.